Resignation of a Director

To: ICBS International Corporation
And the Directors Thereof

I, George Tsoukas, hereby resign as a director And/ Or officer of ICBS
International Corporation., a Florida Corporation, having its principal place
of business at 205 Church Street, New Haven, CT., effective immediately.

Dated effective the 3rd, day of February 2005

X George Tsoukas
George Tsoukas

Witnessed By

_____
Antonella Petrolito
Attorney

RESIGNATION OF GEORGE TSOUKAS

I George Tsoukas, hereby resign as Director of ICBS International Corp., a corporation organized under the laws of the State of Florida.

X George Tsoukas

February 11, 2005.